Filed Pursuant to Rule 424(b)(2)

Registration No.: 333-157701

THE MONEY TREE INC.

SERIES B VARIABLE RATE SUBORDINATED DEBENTURES

RATE SUPPLEMENT DATED JULY 2, 2010

TO THE PROSPECTUS DATED JULY 2, 2010

This document supplements, and should be read in conjunction with, the prospectus of The Money Tree Inc. dated July 2, 2010 relating to the Series B Variable Rate Subordinated Debentures. Below is a chart showing the current interest rates and minimum purchase amounts for the various interest adjustment periods to be selected by you in connection with your purchase of the Debentures:

Interest Adjustment Period	Annual Effective Yield	Annual Interest Rate	Minimum Amount

1 Year	5.13	5.00	$500.00
2 Years	5.65	5.50	$500.00
4 Years	9.09	8.70	$500.00

Upon your initial purchase of Debentures, you are required to select one of the interest adjustment periods above. During such period, the corresponding interest rate will be applied to your Debentures and will not change. At the end of each interest adjustment period, the interest rate will automatically adjust to the then current rate for that interest adjustment period. The interest rate for the new period could be lower than the interest rate for the previous period. Interest is compounded daily (based on a 365-day year). We will pay interest to you at any time or at specific intervals (monthly, quarterly, semi-annually or annually) at your request. If you do not request payment of interest prior to maturity, your investment in the Debentures will continue to grow as we will pay interest on the interest you would have received (sometimes referred to as “compounding”). The above interest rates shall be in effect until we file a later dated rate supplement.

An offer may only be made by prospectus dated July 2, 2010, delivered in connection with this rate supplement dated July 2, 2010. See “Risk Factors” beginning on page 11 of the prospectus for certain factors you should consider before buying the Debentures.

The Debentures are not certificates of deposit or similar obligations guaranteed by any depository institution, and they are not insured by the Federal Deposit Insurance Corporation (FDIC) or any governmental or private insurance fund, or any other entity.

The date of this rate supplement is July 2, 2010.